                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated August 10, 2004, "ALSTOM's ADR Listing on NYSE"

                                    SIGNATURE

         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the  registrant  has duly  caused  this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ALSTOM

Date: August 11, 2004                  By: /s/ Philippe Jaffré
                                           -------------------------------------
                                           Name:  Philippe Jaffré
                                           Title: Chief Financial Officer

                                                                  10 August 2004

                          ALSTOM'S ADR LISTING ON NYSE

ALSTOM  ordinary  shares  currently  are listed on the Paris Stock  Exchange and
American Depositary Receipts (ADRs) representing approximately 30 million ALSTOM ordinary shares currently are listed on the New York Stock Exchange. The Company delisted its UK Depository  Receipts from the London Stock  Exchange in November
2003.

The trading price of ALSTOM's  ADRs has recently  fallen below the minimum of $1 per ADR required in order to maintain  the listing of the ADRs on the NYSE.  The volume of ADR transactions is very low  (approximately 1% of the overall trading in ALSTOM shares during the last six months).  Therefore,  after discussion with the NYSE,  ALSTOM has decided  not to take steps,  such as to modify its current
1:1  ADR/ordinary  shares  exchange  ratio,  as would be  required  to return to compliance with the NYSE's continued listing criteria.  ALSTOM expects that this will lead to suspension of trading of the ADRs on the NYSE.

ALSTOM  will  determine  in the near  future  whether  its ADR  program  will be continued.  Should a decision be made to terminate  the  program,  notice of the termination  date would be mailed to the registered  owners of the ADRs at least
30 days in  advance.  Following  any  such  termination,  the ADR  owners  would continue to be entitled for a period of one year to surrender their ADRs for the underlying ALSTOM ordinary shares in accordance with the Deposit Agreement,  but would cease to be entitled to register transfers of the ADRs themselves.

ALSTOM will remain subject to SEC reporting requirements upon delisting.

Press enquiries:     S. Gagneraud
                     (Tel. +33 1 47 55 25 87)
                     internet.press@chq.alstom.com

Investor relations:  E. Châtelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com